UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DE RIGO S.p.A.

(Name of Issuer)

Ordinary Shares, par value 0.26 per share
and
American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

245334107

(CUSIP Number)

William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
London EC2V 5EH, England
+44 207 614 2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 245334107			Page 2 of 8

1.	Names of Reporting Persons: DR 3 S.r.l.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* BK

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,782,896

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,782,896

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,782,896

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11): 20.7%

14.	Type of Reporting Person* CO

CUSIP No. 245334107			Page 3 of 8

1.	Names of Reporting Persons: Ennio De Rigo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds:* BK

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Italian

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 400,000

		8.	Shared Voting Power: 40,652,396

		9.	Sole Dispositive Power: 400,000

		10.	Shared Dispositive Power: 40,652,396

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,052,396

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:* ☑

13.	Percent of Class Represented by Amount in Row (11): 96.6%

14.	Type of Reporting Person:* IN

CUSIP No. 245334107			Page 4 of 8

1.	Names of Reporting Persons: Walter De Rigo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds:* BK

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Italian

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 400,000

		8.	Shared Voting Power: 40,652,396

		9.	Sole Dispositive Power: 400,000

		10.	Shared Dispositive Power: 40,652,396

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,052,396

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:* ☑

13.	Percent of Class Represented by Amount in Row (11): 96.6%

14.	Type of Reporting Person:* IN

CUSIP No. 245334107			Page 5 of 8

1.	Names of Reporting Persons: De Rigo Holding B.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds:* BK, AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 40,652,396

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 40,652,396

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,652,396

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:* ☐

13.	Percent of Class Represented by Amount in Row (11): 95.7%

14.	Type of Reporting Person:* CO

CUSIP No. 245334107	SCHEDULE 13D	Page 6 of 8
     This Amendment No. 2 (this “Amendment”) is being filed by DR 3 S.r.l. (“DR 3”), Ennio De Rigo, Walter De Rigo (together with Ennio De Rigo, the “De Rigo Brothers”) and De Rigo Holding B.V. (“De Rigo Holding,” and together with DR 3 and the De Rigo Brothers, the “Reporting Persons”) to amend and supplement their disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons, in accordance with Instruction H to the General Instructions to Schedule TO, filed their disclosure under Section 13(d) initially as part of their combined Schedule TO and Schedule 13E-3, initially filed on August 4, 2005, as amended, including by Amendment No. 4 (the final amendment) filed on September 20, 2005 (the “Combined Schedule”), as subsequently amended by Amendment No. 1 to Schedule 13D on November 18, 2005 (“Amendment No. 1” and, collectively with the Combined Schedule, the “Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
     DR 3 has acquired 66,700 ADSs in open market purchases beginning on November 22, 2005, for an aggregate amount equal to approximately $572,000. The funds used for such purchases were obtained from borrowings under the credit facility, dated July 28, 2005, among DR 3, De Rigo Holding, as guarantor, and Banca Intesa S.p.A., previously filed as an exhibit to the Combined Schedule.

Item 4.	Purpose of Transaction.
     The purpose of the purchases made by the Reporting Persons from November 18, 2005, through December 12, 2005, which are described in detail in Item 5(c) below, was to acquire additional Ordinary Shares and ADSs remaining outstanding following the tender offer and the open market purchases described in the Schedule 13D. The Reporting Persons intend to continue purchasing Ordinary Shares and ADSs to the extent they are available at prices at or below the price paid in the tender offer (taking into account and deducting the extraordinary dividend described below in connection with any such purchases after the record date for such dividend) until the delisting and deregistration processes are complete.
     On December 13, 2005, the shareholders of De Rigo approved the proposals of De Rigo’s board of directors with regard to a series of matters, including the delisting of De Rigo’s American Depositary Shares and the deregistration of De Rigo’s ordinary shares and ADSs under the Exchange Act. The shareholders also approved the distribution to shareholders of approximately €70 million from reserves in the form of an extraordinary dividend to shareholders of record as of December 16, 2005. A copy of the press release issued by De Rigo in respect of the above matters is incorporated by reference herein.

CUSIP No. 245334107	SCHEDULE 13D	Page 7 of 8

Item 5.	Interest in Securities of the Issuer.
     (a)-(b) DR 3 currently directly beneficially owns 8,782,896 Ordinary Shares (approximately 20.7% of the 42,486,776 Ordinary Shares outstanding at this time), and De Rigo Holding currently directly beneficially owns 31,869,500 Ordinary Shares and, by virtue of its ownership of DR 3, may be deemed to share beneficial ownership of the Ordinary Shares owned by DR 3 (in the aggregate, approximately 95.7% of the Ordinary Shares outstanding at this time). The De Rigo Brothers, by virtue of their ownership and control of De Rigo Holding and, through De Rigo Holding, DR 3, share beneficial ownership of these 40,652,396 Ordinary Shares.
     Thus, taking into account the Ordinary Shares owned directly and beneficially by each of Mr. Ennio De Rigo and Mr. Walter De Rigo, as described in the Schedule 13D, as of the date hereof, the Reporting Persons collectively own, in the aggregate, 41,452,396 Ordinary Shares, which constitute approximately 97.6% of De Rigo’s outstanding share capital.
     (c) Certain information with respect to each transaction in the ADSs since November 18, 2005 (the date of the filing of Amendment No. 1) is set forth in Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Purchases of ADSs from November 18, 2005, through December 12, 2005.

Exhibit 2	Text of Press Release Issued by De Rigo on December 14, 2005, which is incorporated by reference to De Rigo’s Report on Form 6-K filed on December 14, 2005. See Commission file number 001-14002.

CUSIP No. 245334107	SCHEDULE 13D	Page 8 of 8
Signature
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2005

DR 3 S.r.l.
By:	/s/ Massimo De Rigo
Name:	Massimo De Rigo
Title:	Managing Director

De Rigo Holding B.V.
By:	/s/ Colin Longhurst
Name:	Colin Longhurst
Title:	Managing Director

Ennio De Rigo
/s/ Ennio De Rigo

Walter De Rigo
/s/ Walter De Rigo

CUSIP No. 245334107	SCHEDULE 13D
Exhibit Index

Exhibit 1	Purchases of ADSs from November 18, 2005, through December 12, 2005.

Exhibit 2	Text of Press Release Issued by De Rigo on December 14, 2005, which is incorporated by reference to De Rigo’s Report on Form 6-K filed on December 14, 2005. See Commission file number 001-14002.